AETHER HOLDINGS, INC.

1441 Broadway, 30th Floor

New York, NY 10018

VIA EDGAR

March 19, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention: Aliya Ishmukhamedova

Re: Aether Holdings, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed February 27, 2025

File No. 333-284081

Dear Ms. Ishmukhamedova:

Aether Holdings, Inc. (the “Company,” “Aether,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated March 10, 2025, regarding the Company’s Amendment No. 1 to its Registration Statement on Form S-1 (the “First Amendment”) filed with the Commission on February 27, 2025. Changes to the First Amendment have been incorporated into an Amendment No. 2 to Registration Statement on Form S-1 (the “Second Amendment”), which is being filed concurrently with the submission of this response letter.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed each comment with the Company’s response.

Amendment No. 1 to Registration Statement on Form S-1

Dilution, page 35

1.	Please revise to state that you have a net tangible deficit rather than net tangible book value for the period presented.

We have revised the disclosures on page 35 of the Second Amendment in response to the Staff’s comment.

***

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Lawrence A. Rosenbloom, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

By:	/s/ Nicolas Lin
Name:	Nicolas Lin
Title:	Chief Executive Officer

cc: Lawrence A. Rosenbloom, Esq.